Filed by: QAD Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: QAD Inc.

Commission File No. 001- 35013

Date: June 28, 2021

On June 28, 2021, QAD Inc. made available the following communications to its employees:

•         Email to employees from Anton Chilton

•         Email to employees from Pamela M. Lopker

•         Employee FAQs

•         All hands talking points

•         All hands slides

QAD Transaction Employee Email from Anton

From:	Anton Chilton
To:	All QAD Employees
Subject:	QAD’s Next Chapter

Dear QADers,

Today we are beginning an exciting new chapter for QAD. Moments ago, we announced that we have entered into a definitive agreement to be acquired by Thoma Bravo, a leading private equity investment firm focused on the software and technology-enabled services sector.

I encourage you to read the announcement press release [HYPERLINK], as well as my blog post [HYPERLINK] in which I provide additional context on the transaction. I also hope you’ll join us at one of our all hands meetings [INSERT HYPERLINK TO WEBCAST] today to discuss this news in more detail. In the meantime, I wanted to reach out to you directly to share my perspective on why we’re taking this step and what it means for us as a team.

Building on Our Legacy

We serve a dynamic and rapidly evolving industry, and at QAD, we have always embraced change. For over four decades, our ability to evolve has been integral to our success. As manufacturers have faced ever-increasing disruption, we’ve seized every opportunity to enhance our offering and become an even better partner to our customers around the world. In the process, we have grown our company from a locally sourced, one-person start-up to a leading, trusted global provider of ERP solutions.

At every stage of QAD’s history, we have adapted swiftly to maintain and build our leadership position. And, while our customers, our technology and the manufacturing industry look very different today than they did at the time of our company’s founding in 1979, our focus and customer-centric approach have remained constant.

Please know that our commitment to being agile and adaptive will continue to guide us in this next chapter. QAD was built on a foundation of helping others, and as we considered our goals and the path forward, it became clear that partnering with Thoma Bravo and becoming a private company will advance our ability to further grow and serve our customers, and accelerate our vision of enabling the Adaptive Manufacturing Enterprise. This transaction is about building on our legacy of unparalleled support for our community of customers and partners, attracting new customers to the QAD family, and helping them all thrive as we position QAD for the next four decades and beyond.

Our Next Chapter of Growth

I want to provide some background on Thoma Bravo and explain why we’re confident they are an ideal partner for us. Thoma Bravo has a deep understanding of the software industry and a highly successful track record of value creation at companies like ours. They invest in growth-oriented, innovative software and technology companies, and take a collaborative approach to partnering with management teams.

That’s why Thoma Bravo is acquiring QAD – they recognize the world-class talent, reputation and portfolio we’ve built, and share our confidence in our vision and the significant opportunities ahead. As the pace of innovation and change in the manufacturing industry continues to accelerate, Thoma Bravo will work with us to ensure QAD is poised to take advantage of changing market conditions and reach our full potential.

Partnering with Thoma Bravo will give us enhanced flexibility and resources to invest in our expanding growth opportunities, thereby helping our customers thrive in kind. In addition, we believe that operating as a private company under a single owner will allow us to execute our strategy with even greater focus – without the requirements associated with being a publicly traded company.

I want to emphasize that while this transaction means we’ll be changing ownership, we aren’t changing our strategy, structure or values. I will continue to lead QAD as CEO, working closely with the rest of our talented management team, and our headquarters will remain in Santa Barbara, California. Pam, our founder and President, will retain a significant ownership position in QAD and will continue to serve on our Board following the transaction close. Of course, we remain as committed as ever to investing in the development of our team, our network and our products.

Next Steps

While this is an exciting day for all of us, please keep in mind that today’s announcement is just the first step. There are a number of customary approvals and conditions that we will satisfy over the coming months before the transaction is complete. Once the transaction is closed, which we expect to occur in the fourth quarter of 2021, we will effectively have one ownership group instead of many public investors, and our stock will no longer trade on Nasdaq. Please keep in mind that until the transaction closes, it is business as usual and we are continuing to operate as a public company.

I know many of you will have questions about what this announcement means for our team, and while we don’t have all the answers yet, we are committed to sharing everything we can with you. Please join us at [INSERT HYPERLINK] for an all hands meeting today at 10 am Pacific / 1 pm Eastern to discuss the announcement further. For those of you based outside the U.S., we’ll be holding a follow-up meeting at 6 pm Pacific / 9 pm Eastern. In the meantime, we’ve attached an FAQ to help answer some of your immediate questions.

We expect today’s announcement will generate increased interest in our company. Consistent with company policy, please direct any inquiries you receive from the media to Scott Matulis at publicrelations@qad.com, and any inquiries you receive from investors or analysts to Evan Quinn at industryanalyst@qad.com.

Finally, I want you to know that this transaction and the opportunities it will create for QAD are a testament to your hard work and the fantastic company we’ve built together. Thank you for your dedication to our company and our customers. I am incredibly proud of how far we’ve come as OneQAD, and believe the future is incredibly exciting for QAD.

A.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.” Forward-looking statements are often identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “may,” “could,” “should,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and similar words and terms or variations of such. These statements represent current intentions, expectations, beliefs or projections, and no assurance can be given that the results described in such statements will be achieved. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the Company’s control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to, (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (vii) risks related to diverting management’s attention from the Company’s ongoing business operations; (viii) various risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which may have material adverse effects on the Company’s business, financial position, results of operations and/or cash flows; (ix) adverse economic, market or geo-political conditions that may disrupt the Company’s business and cloud service offerings, including defects and disruptions in the Company’s services, ability to properly manage cloud service offerings, reliance on third-party hosting and other service providers, and exposure to liability and loss from security breaches; (x) uncertainties as to demand for the Company’s products, including cloud service, licenses, services and maintenance; (xi) the possibility of pressure to make concessions on pricing and changes in the Company’s pricing models; (xii) risks related to the protection of the Company’s intellectual property; (xiii) changes in the Company’s dependence on third-party suppliers and other third-party relationships, including sales, services and marketing channels; (xiv) changes in the Company’s revenue, earnings, operating expenses and margins; (xv) the reliability of the Company’s financial forecasts and estimates of the costs and benefits of transactions; (xvi) the Company’s ability to leverage changes in technology; (xvii) risks related to defects in the Company’s software products and services; (xviii) changes in third-party opinions about the Company; (xix) changes in competition in the Company’s industry; (xx) delays in sales; (xxi) timely and effective integration of newly acquired businesses; (xxii) changes in economic conditions in the Company’s vertical markets and worldwide; (xxiii) fluctuations in exchange rates; and (xxiv) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as may be updated or supplemented by any subsequent Quarterly Reports on Form 10-Q or other filings with the SEC. Readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events except as required by law.

Important Information For Investors And Stockholders

This communication is being made in respect of the proposed transaction involving QAD Inc. (the “Company”) and Thoma Bravo, L.P. In connection with the proposed transaction, the Company intends to file the relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at https://ir.qad.com/financial-information/sec-filings. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction.

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2021 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 31, 2021, and the proxy statement and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction when it becomes available.

QAD Transaction Employee Email from Pam

Hello QAD'ers

By now you have received Anton's email and I wanted to send my thoughts as well.

As everyone knows this is an exciting time for QAD, and we see a bright future ahead as we begin to build out our CLOUD offerings. Looking at how far we’ve come and where we want to go, I believe now is the time for us to kick off the next phase of our company’s evolution.

And, what better way to do so than with the support and resources of an experienced partner that has helped many companies in a similar position to ours? Thoma Bravo has a sterling reputation of working with existing management, applying their process and metrics to accelerate growth, product fit, and customer satisfaction.

While we’ve had a successful run as a public company, I, the management team, and our Board of Directors all believe that becoming a private company will help us accelerate our business model transition to CLOUD-only and take QAD to the next level.

Following the close of the transaction, I will still be a significant stockholder and will continue to oversee QAD’s progress as a member of the board. I look forward to QAD's next phase of growth, happy customers and employees and lots of fun times ahead.

I want to thank each of you for being part of the team that got us to this very exciting and historic time.

All the best,

Pam

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.” Forward-looking statements are often identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “may,” “could,” “should,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and similar words and terms or variations of such. These statements represent current intentions, expectations, beliefs or projections, and no assurance can be given that the results described in such statements will be achieved. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the Company’s control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to, (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (vii) risks related to diverting management’s attention from the Company’s ongoing business operations; (viii) various risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which may have material adverse effects on the Company’s business, financial position, results of operations and/or cash flows; (ix) adverse economic, market or geo-political conditions that may disrupt the Company’s business and cloud service offerings, including defects and disruptions in the Company’s services, ability to properly manage cloud service offerings, reliance on third-party hosting and other service providers, and exposure to liability and loss from security breaches; (x) uncertainties as to demand for the Company’s products, including cloud service, licenses, services and maintenance; (xi) the possibility of pressure to make concessions on pricing and changes in the Company’s pricing models; (xii) risks related to the protection of the Company’s intellectual property; (xiii) changes in the Company’s dependence on third-party suppliers and other third-party relationships, including sales, services and marketing channels; (xiv) changes in the Company’s revenue, earnings, operating expenses and margins; (xv) the reliability of the Company’s financial forecasts and estimates of the costs and benefits of transactions; (xvi) the Company’s ability to leverage changes in technology; (xvii) risks related to defects in the Company’s software products and services; (xviii) changes in third-party opinions about the Company; (xix) changes in competition in the Company’s industry; (xx) delays in sales; (xxi) timely and effective integration of newly acquired businesses; (xxii) changes in economic conditions in the Company’s vertical markets and worldwide; (xxiii) fluctuations in exchange rates; and (xxiv) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as may be updated or supplemented by any subsequent Quarterly Reports on Form 10-Q or other filings with the SEC. Readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events except as required by law.

Important Information For Investors And Stockholders

This communication is being made in respect of the proposed transaction involving QAD Inc. (the “Company”) and Thoma Bravo, L.P. In connection with the proposed transaction, the Company intends to file the relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at https://ir.qad.com/financial-information/sec-filings. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction.

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2021 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 31, 2021, and the proxy statement and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction when it becomes available.

QAD Transaction Employee FAQ

1.	Why did QAD agree to this transaction with Thoma Bravo? Why now?
●

QAD was built on a foundation of helping others, and as we considered our goals and the path forward, it became clear that partnering with Thoma Bravo and becoming a private company will advance our ability to further grow and serve our customers.

●

As the pace of innovation and change within the manufacturing industry continues to accelerate, Thoma Bravo will work with us to ensure QAD is poised to take advantage of changing market conditions and reach our full potential.

●	This transaction is about building on our legacy, helping our strong community of customers and partners thrive and positioning QAD for the next four decades and beyond.

2.	What does it mean to become a private company?
●	As a private company owned by Thoma Bravo, we intend to continue operating much as we do today, but with enhanced flexibility and resources to invest in our expanding growth opportunities.
●

Once the transaction is closed, which we expect to occur in the fourth quarter of 2021, we will effectively have one ownership group instead of many public investors, and our stock will no longer trade on Nasdaq.

●

We believe that operating as a private company under a single owner will allow us to execute our strategy with even greater focus – without the requirements associated with being a publicly traded company.

3.	Who is Thoma Bravo? Why is Thoma Bravo acquiring QAD?
●

Thoma Bravo is one of the largest private equity firms in the world and has a fantastic reputation. They know the industry well and have a proven track record of partnering with innovative, high-growth software and tech companies like ours to drive value creation.

●	They invest in growth-oriented, innovative software and technology companies, and take a collaborative approach to partnering with management teams.
●	We are excited to partner with Thoma Bravo, and look forward to benefitting from their incredible experience and reputation in the software industry as we focus on accelerating our strategy.
●

Importantly, Thoma Bravo recognizes the world-class talent, reputation and portfolio we’ve built, and shares our confidence in the significant opportunities ahead. They want to help us take our business to the next level.

4.	What does this mean for employees?
●	While this transaction will bring about a change in ownership, it does not change who we are or how we operate. You should expect little to no change in your day-to-day routine.
●

Please keep in mind this announcement is just the first step and there are a number of customary approvals and conditions that we will satisfy over the coming months before the transaction is complete.

●

Until the transaction closes, it is business as usual and we are continuing to operate as a public company. We’re counting on you to remain focused on your day-to-day responsibilities and on serving our customers.

●	And, of course, we remain as committed as ever to investing in the development of our team, our network and our products.

5.	Should we expect layoffs or changes to our organization as a result of this transaction?
●	Thoma Bravo recognizes the world-class talent we have here. They are excited to partner with our team to help us build on our momentum.
●

At this time, and for the near future, our focus is on closing the transaction, and thinking ahead to the areas of opportunity for our company. Over time, we may find opportunities to evolve the way we work and how we’re structured, but that is not the focus of our work today.

●	We are committed to keeping you informed as we have updates to share throughout this process.

6.	How will this announcement affect my day-to-day responsibilities and/or my reporting structure?
●	You should expect little to no change in your day-to-day routine and reporting structure as a result of this announcement.
●	Please also keep in mind that this is just the first step in a longer process – until the transaction closes, it is business as usual and we are continuing to operate as usual.
●	We are relying on you to stay focused on our customers.

7.	Will there be changes to employee benefits and compensation as a result of this transaction?
●

It is important to remember that until the transaction closes, which we expect to occur in the fourth quarter of 2021, we will continue to operate as an independent, publicly traded company, with no impact to benefits or compensation as a result of this announcement.

●

Thoma Bravo has committed to maintain annual base compensation, provide short-term bonus and short-term incentive opportunities no less favorable in the aggregate and to, generally, provide other benefits substantially comparable in the aggregate to those currently provided to you or those provided to similarly situated employees of Thoma Bravo or its affiliates, in each case, for the one-year period following the closing.

●	To the extent there are any changes, we would inform you in advance.

8.	What will happen to the QAD stock or unvested equity awards that I own?
●	For employees who are shareholders of QAD, you will receive $87.50 per share of Class A Common Stock or Class B Common Stock in cash for each share of QAD that you own once the transaction closes.
●

For employees who hold unvested equity awards, your awards will be cancelled in exchange for the right to receive a cash payment based on the $87.50 transaction price, subject to generally the same vesting and termination of employment terms as the original award.

●

Fifty percent of such cash replacement amounts will be paid as soon as practicable following the closing (and in no case later than five (5) days following the closing) and the remaining 50% of cash replacement amounts will be paid on the same vesting schedule as the equity award that was cancelled.

●	For any employee who leaves QAD due to an involuntary termination during the 12 months following the closing, the unvested cash replacement amounts will accelerate and be paid.

9.	What about new incentive plans going forward?
●	Thoma Bravo thinks very highly of our team and wants to make sure we are rewarded appropriately for performance and commitment.
●	To that end, we will be discussing bonus and incentive plans with Thoma Bravo as we work towards closing the transaction.

10.	Will there be any changes to our strategy or culture?
●	This transaction does not change our structure, culture or values. In fact, we believe that by operating as a private company, we’ll be able to execute our strategy with even greater focus.
●	Thoma Bravo recognizes the incredible company, team and community of customers and partners we’ve built, and with their support, we intend to invest in our expanding growth opportunities.

11.	What will happen to QAD’s management team once the transaction closes? Will Pam continue to be involved with the Company?
●	Anton will continue to lead the Company as CEO, working closely with the rest of QAD’s talented management team.
●	Pam, our founder and President, will retain a significant ownership position in QAD and will continue to serve on our Board following the transaction close.

12.	Will our headquarters change once the transaction closes? How about our name and brand?
●	Following the transaction close, our headquarters will remain in Santa Barbara, California, and we will continue operating under the QAD name and brand.

13.	What are the next steps? What happens between now and closing?
●	There are a number of customary approvals and conditions that we will satisfy over the coming months before the transaction is complete.
●	Until the transaction closes, it’s business as usual, and we will continue operate as an independent, publicly traded company.
●	We are relying on you to stay focused on your day-to-day responsibilities and to continue serving our customers.

14.	What should I tell customers and partners who ask about this announcement?
●	In short, you can tell them that it’s business as usual at QAD and they should not expect any changes to how we work with them.
●	We view this announcement as a great outcome for all of our stakeholders, including our customers and partners.
●	We’re confident that partnering with Thoma Bravo and becoming a private company will advance our ability to further grow and serve our customers.

15.	What do I do if I’m contacted by the media, investors or other third parties?
●

Consistent with company policy, please direct any inquiries you receive from the media to Scott Matulis at publicrelations@qad.com, and any inquiries you receive from investors or analysts to Evan Quinn at industryanalyst@qad.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.” Forward-looking statements are often identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “may,” “could,” “should,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and similar words and terms or variations of such. These statements represent current intentions, expectations, beliefs or projections, and no assurance can be given that the results described in such statements will be achieved. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the Company’s control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to, (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (vii) risks related to diverting management’s attention from the Company’s ongoing business operations; (viii) various risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which may have material adverse effects on the Company’s business, financial position, results of operations and/or cash flows; (ix) adverse economic, market or geo-political conditions that may disrupt the Company’s business and cloud service offerings, including defects and disruptions in the Company’s services, ability to properly manage cloud service offerings, reliance on third-party hosting and other service providers, and exposure to liability and loss from security breaches; (x) uncertainties as to demand for the Company’s products, including cloud service, licenses, services and maintenance; (xi) the possibility of pressure to make concessions on pricing and changes in the Company’s pricing models; (xii) risks related to the protection of the Company’s intellectual property; (xiii) changes in the Company’s dependence on third-party suppliers and other third-party relationships, including sales, services and marketing channels; (xiv) changes in the Company’s revenue, earnings, operating expenses and margins; (xv) the reliability of the Company’s financial forecasts and estimates of the costs and benefits of transactions; (xvi) the Company’s ability to leverage changes in technology; (xvii) risks related to defects in the Company’s software products and services; (xviii) changes in third-party opinions about the Company; (xix) changes in competition in the Company’s industry; (xx) delays in sales; (xxi) timely and effective integration of newly acquired businesses; (xxii) changes in economic conditions in the Company’s vertical markets and worldwide; (xxiii) fluctuations in exchange rates; and (xxiv) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as may be updated or supplemented by any subsequent Quarterly Reports on Form 10-Q or other filings with the SEC. Readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events except as required by law.

Important Information For Investors And Stockholders

This communication is being made in respect of the proposed transaction involving QAD Inc. (the “Company”) and Thoma Bravo, L.P. In connection with the proposed transaction, the Company intends to file the relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at https://ir.qad.com/financial-information/sec-filings. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction.

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company's executive officers and directors in the solicitation by reading the Company's proxy statement for its 2021 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 31, 2021, and the proxy statement and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the Company's participants in the solicitation, which may, in some cases, be different than those of the Company's stockholders generally, will be set forth in the proxy statement relating to the proposed transaction when it becomes available.

QAD Transaction All Hands Talking Points

Anton

Slides 1-2: Introduction / What We Announced

●	Good morning and thanks, everyone, for joining us on short notice.

●	This is an exciting day for QAD, and I want to thank you, as always, for your hard work and dedication.

●	This morning’s announcement is a testament to the incredible team and company we’ve built, and for that you should be proud.

●	I want to take some time to walk through the announcement and share my perspective on why this is such an important milestone.

●	Let’s start with an overview of what we announced…

●	We have agreed to be acquired by Thoma Bravo, a leading private equity investor.

●	The transaction has an equity value of approximately $2 billion. QAD shareholders will receive $87.50 per share of Class A Common Stock or Class B Common Stock in cash.

●	Once the transaction is completed, QAD will become a private company.

●	We view this as an important opportunity to build on our impressive legacy and the vision we have for our long-term future.

●	We’ll get into the benefits we expect this transaction to create in just a moment, but first, let me share some context on how we got here and why we’re taking this step now.

Slide 3: Why Now?

●	It all starts with our founding principles. As Pam has said many times, QAD was built on a foundation of helping people.

●	We serve a dynamic and rapidly evolving industry, and we take pride in helping our customers navigate and manage the ever-increasing rate of disruption.

●	That’s why we’ve focused on continually evolving – for over 40 years, it’s been integral to our success and to theirs.

●	We’ve now reached a pivotal time for both QAD and our customers.

●

The pandemic underscored and accelerated a trend that we’ve known to be true for years, particularly within the manufacturing industry: the transition to high-quality, cloud-based digital solutions are critical to success.

●	Now more than ever, customers are turning to QAD to help them keep pace with emerging business disruptors.

●	And, we won’t let them down – this announcement reaffirms this commitment.

●

Of course, decisions like these are never taken lightly. We reached this agreement with Thoma Bravo after a great deal of consideration and reflection on where we are and where we want to go as a company.

●

And, as we thought about where we want to be four decades from now, it became clear to us that partnering with Thoma Bravo and becoming a private company will advance our ability to further grow and serve our customers.

●

We’ll be able to focus on our transition to SaaS and executing our long-term goals, without the quarterly reporting requirements and attention to short-term performance associated with being a public company.

●	I know Pam also wanted to share a few thoughts on this. Pam?

Pam

●	Thanks, Anton. I am humbled by how far QAD has come since 1979, when we were a local one-person start-up.

●	When I first started QAD, I never imagined that we’d be supporting a broad network of customers in over 100 countries with cutting-edge ERP solutions.

●

We have built a resilient, global company with a world-class team that has always risen to the challenges inherent in our dynamic, rapidly evolving environment. We have always embraced change and now is no different.

●

Like Anton said, this transaction is about building on our legacy of unparalleled support for our community of customers and partners, attracting new customers to the QAD family, and helping them all thrive as we position QAD for the next four decades and beyond.

●	And, I would be remiss not to acknowledge the critical part each one of you has played in getting QAD to this point.

●	We have worked around the clock to deliver for our customers and, as someone who is passionate about QAD – you all have my deepest appreciation.

●	I am confident that Thoma Bravo will be an excellent partner for QAD, and I’m excited for us to begin this next chapter.

●	I believe deeply in QAD’s future, and look forward to continuing to oversee QAD’s progress as a member of the Board following the transaction close.

●	On that note, I’ll turn it back over to Anton to talk more about why and give you some background on Thoma Bravo…

Anton

Slide 4: Who is Thoma Bravo?

●	Thanks, Pam.

●

Thoma Bravo has a deep understanding of the software industry and a highly successful track record of value creation at companies like ours. They invest in growth-oriented, innovative software and technology companies… sounds familiar, right?

●	It’s also worth noting that Thoma Bravo takes a collaborative approach to working with management teams and driving long-term growth.

●	We’ve gotten to know the Thoma Bravo team well in the discussions leading up to this agreement, and it’s clear they believe in our mission, our vision and our people.

●	They recognize what we’ve built here at QAD, and appreciate that we have a world-class team, outstanding reputation and innovative portfolio.

●

I’d add that Thoma Bravo shares our confidence in the opportunities ahead for QAD and wants to help us take our business to the next level. So, we see this as a way to build on our momentum and become an even stronger partner to our customers.

●	Partnering with Thoma Bravo will give us enhanced flexibility and resources to invest in our expanding growth opportunities, thereby helping our customers thrive in kind.

Slide 5: What This Means for Us

●

I want to emphasize that while this transaction means we’ll be changing our ownership, it doesn’t change who we are as a company. Our strategy, structure and values will continue to guide us in this next chapter.

●	You should also expect little to no change in your day-to-day routine.

●	I will continue to lead the Company as CEO, working closely with the rest of our talented management team, and our headquarters will remain in Santa Barbara.

●	Pam will retain a significant ownership position in QAD and, as she mentioned a few moments ago, will continue to serve on our Board following the transaction close.

●	And, of course, we remain as committed as ever to investing in the development of our team, our network and our products.

Slide 6: What About My Equity?

●	As I'm sure you are aware, the timing of this agreement with Thoma Bravo has come right at the point we normally issue our annual equity grant.

●	As a result, we will not be proceeding with our planned equity grants this year.

●

Once the transaction closes, which we expect to occur in the fourth quarter of 2021, any vested portion of stock that you still own will be paid out in cash at the transaction share price of $87.50, which represents a premium of about 20% to the closing price of QADA shares on Friday, June 25.

●	In addition, 50% of any unvested stock awards you have will also be paid out with a cash equivalent portion at $87.50.

●	The remaining 50% of unvested stock will convert to a cash award, using the $87.50 price per share, and continue to be subject to the prior vesting schedule and conditions.

●	We believe this is a good outcome for our employees.

Slides 7-8: Next Steps / Q&A

●	In terms of next steps, it’s important to understand that today is just day one in a longer process.

●	There are a number of customary approvals and conditions that we must satisfy over the coming months before the transaction is complete.

●

As I mentioned a moment ago, we expect the transaction to close in the fourth quarter of 2021. At that point, QAD will become a private company as part of Thoma Bravo’s family of portfolio companies and our stock will no longer trade on Nasdaq.

●	Until the transaction closes, however, we will continue to operate as a publicly traded, independent company, and it is business as usual for all of us.

●	We’re relying on you to stay focused on your day-to-day responsibilities and serving our customers.

●	And, please know that as we move through this process, we are committed to keeping you informed as we have updates to share.

●	Finally, before I open it up to your questions, I want to thank you again for your dedication to QAD.

●	I hope you share my enthusiasm for what’s ahead, and can’t wait to see all that we accomplish together.

QAD Transaction All Hands Slides

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.” Forward-looking statements are often identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “may,” “could,” “should,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and similar words and terms or variations of such. These statements represent current intentions, expectations, beliefs or projections, and no assurance can be given that the results described in such statements will be achieved. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the Company’s control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to, (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (vii) risks related to diverting management’s attention from the Company’s ongoing business operations; (viii) various risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which may have material adverse effects on the Company’s business, financial position, results of operations and/or cash flows; (ix) adverse economic, market or geo-political conditions that may disrupt the Company’s business and cloud service offerings, including defects and disruptions in the Company’s services, ability to properly manage cloud service offerings, reliance on third-party hosting and other service providers, and exposure to liability and loss from security breaches; (x) uncertainties as to demand for the Company’s products, including cloud service, licenses, services and maintenance; (xi) the possibility of pressure to make concessions on pricing and changes in the Company’s pricing models; (xii) risks related to the protection of the Company’s intellectual property; (xiii) changes in the Company’s dependence on third-party suppliers and other third-party relationships, including sales, services and marketing channels; (xiv) changes in the Company’s revenue, earnings, operating expenses and margins; (xv) the reliability of the Company’s financial forecasts and estimates of the costs and benefits of transactions; (xvi) the Company’s ability to leverage changes in technology; (xvii) risks related to defects in the Company’s software products and services; (xviii) changes in third-party opinions about the Company; (xix) changes in competition in the Company’s industry; (xx) delays in sales; (xxi) timely and effective integration of newly acquired businesses; (xxii) changes in economic conditions in the Company’s vertical markets and worldwide; (xxiii) fluctuations in exchange rates; and (xxiv) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as may be updated or supplemented by any subsequent Quarterly Reports on Form 10-Q or other filings with the SEC. Readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events except as required by law.

Important Information For Investors And Stockholders

This communication is being made in respect of the proposed transaction involving QAD Inc. (the “Company”) and Thoma Bravo, L.P. In connection with the proposed transaction, the Company intends to file the relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at https://ir.qad.com/financial-information/sec-filings. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction.

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2021 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 31, 2021, and the proxy statement and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction when it becomes available.